--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               ----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           ----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   LTC Healthcare, Inc.                         Regent Assisted Living, Inc. (RGNT)             ---                 ---
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS Identification      4. Statement for        ---          title  --- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity
                                                (Voluntary)
   300 Esplanade Drive, Suite 1860                                         September 1998       -----------------  ----------------
--------------------------------------------      91-1895305            ---------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original        (Check Applicable Line)
                                                                           (Month/Year)       _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
   Oxnard,          CA              93030                                  September 1998        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities      ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially    Form:       direct
                                                  (Instr. 8)                                  Owned at        Direct      Bene-
                                     (Month/                                                  End of          (D) or      ficial
                                      Day/     -------------------------------------------    Month           Indirect    Owner-
                                      Year)                               (A) or                             (I)          ship
                                                Code    V       Amount    (D)     Price      (Instr. 3       (Instr. 4)  (Instr. 4)
                                                                                              and 4)
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Common Stock, no par value per share  9/25/98    J*             69,000     A      N/A         69,000           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                  SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Put Option re: 7.5%                 $2.0 million   September   X                          $2.0       9/1/98    3/31/00
Convertible Subordinated            (100% of face  1,1998                                 mill
Notes (Obligation to Buy)**         amount)        ***                                    princ.
                                                                                          amt.
                                                                                          of
                                                                                          Notes
------------------------------------------------------------------------------------------------------------------------
7.5% Convertible                    $7.50 per      September   X               $2.0                  9/1/98    3/31/08
Subordinated Notes Due              share, subject 1,1998                      million
March 31, 2008**                    to adjustment  ***                         principal
                                                                               amount
                                                                               Notes


--------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price     9. Number       10. Owner-       11. Nature
   lying Securities                    of           of Deriv-        ship             of In-
   (Instr. 3 and 4)                    Deriv-       ative            Form             direct
                                       ative        Securi-          of De-           Bene-
                                       Secur-       ties             rivative         ficial
                                       ity          Bene-            Secu-            Own-
                                       (Instr.      ficially         rity:            ership
                                       5)           Owned            Direct           (Instr. 4)
-------------------------------                     at End           (D) or
                     Amount or                      of               Indi-
       Title         Number of                      Month            rect (I)
                     Shares                         (Instr. 4)       (Instr. 4)
--------------------------------------------------------------------------------------------
    7.5%             266,667        $2.0 million   Put Option            D
    Convertible                                    with respect to
    Subordinated                                   $1.5 million
    Notes Due                                      principal
    March 31,                                      amount of
    2008                                           Notes
--------------------------------------------------------------------------------------------
    Common           266,667        $2.0 million   $8.5 million          D
    Stock                                          principal
                                                   amount of
                                                   Notes
--------------------------------------------------------------------------------------------

Explanation of Responses:


See Attachment for Footnotes:

                                                                                 LTC HEALTHCARE, INC.

                                                                                 By: /s/ Pamela J. Privett         January 11, 1999
                                                                                     ----------------------------  ----------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         Name:  Pamela J. Privett
                                                                                  Title: Senior Vice President,
Note: File three copies of this Form, one of which must be manually signed.              General Counsel and
      If space is insufficient, SEE Instruction 6 for procedure.                         Secretary

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                             Page 2
                                                                                                                    SEC 1474 (7-97)

               ATTACHMENT TO AMENDED FORM 4 FOR LTC HEALTHCARE, INC.
                  RELATING TO SEPTEMBER 1, 1998 REPORTABLE EVENT

*On September 25, 1998, LTC Properties, Inc. ("Properties") contributed 69,000 shares of common stock ("Common Stock") of Regent Assisted Living, Inc. ("Regent") to LTC Healthcare, Inc. ("Healthcare"), then a 99%-owned subsidiary of Properties. Such shares were purchased by Properties in open market transactions in February and March 1998. The contribution of such shares by Properties to Healthcare was recorded by Healthcare as a contribution to capital. Such contribution was neither a sale by Properties nor a purchase by Healthcare under Section 16(b) of the Securities Exchange Act of 1934, as amended (the"Act"), and, accordingly, such transaction is not subject to Section 16(b) of the Act.

**On March 26, 1998, Healthcare and Regent executed a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement established a put option pursuant to which Healthcare is obligated to purchase from Regent, upon Regent's demand, up to $10,000,000 principal amount of convertible subordinated notes due 2008 (the "Notes"). Regent must exercise such put option on or prior to March 31, 2000. The Notes are convertible, in whole or in part at any time prior to March 31, 2008 at Healthcare's option, into Common Stock at a price of $7.50 per share, subject to adjustment. If all Notes were converted, such conversion would result in the issuance of 1,333,333 shares of Regent Common Stock. Under certain circumstances, Regent can require conversion of the Notes prior to March
31, 2008, at a price of $7.50 per share, subject to adjustment.

***On September 1, 1998, Regent put $2,000,000 principal amount of Notes to Healthcare. As a result, Healthcare purchased $2,000,000 principal amount of Notes on such date for a purchase price of $2,000,000. Such $2,000,000 principal amount of Notes are convertible, at a price of $7.50 per share, into 266,667 shares of Common Stock.